UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2026

Marc Voigt
Chief Executive Officer
IMMUTEP Ltd
Level 32, Australia Square
264 George Street, Sydney 2000
New South Wales, Australia

**Re: IMMUTEP Ltd**
**Form 20-F for the period ended June 30, 2025**
**Filed October 24, 2025**
**File No. 001-35428**

Dear Marc Voigt:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences